July 21, 2025

Via EDGAR
Patrick Kuhn and Lyn Shenk
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Ross Stores, Inc.
Form 10-K for Fiscal Year Ended February 1, 2025
File No. 000-14678
Dear Mr. Kuhn and Mr. Shenk:

On behalf of Ross Stores, Inc. (the “Company”), we are providing the following response to the comment set forth in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Adam Orvos, Executive Vice President and Chief Financial Officer of the Company, dated July 11, 2025. To facilitate your review, we repeat the caption and numbered paragraph from your comment letter, followed by our response to the comment:

Form 10-K for Fiscal Year Ended February 1, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1.We note your response to comment 1. You state the principal drivers for variances are presented in order of significance. While listing factors in order of magnitude is not objectionable in and of itself, it is an indirect and less useful way to provide needed information to your investors. Your intended, revised disclosure continues to either not quantify certain factors at all or to quantify them in an indirect manner, such as by references to percentages of other percentages. We believe you should make it easy for investors to obtain quantified impacts of factors, by stating them in absolute dollars. Refer to Instruction 3 to S-K 303(b). Please revise to quantify material factors in absolute dollars and provide us a copy of your intended, revised disclosure.

Regarding the impacts of changes in price and volume on revenue, we note your proposed attribution to traffic (volume-driven) and basket (volume- and price-driven) because goods sold vary from period to period. We acknowledge that isolating reasons for specific material changes, and quantifying such isolated reasons, can sometimes be challenging because they can be highly interrelated. In such circumstances, we encourage you to acknowledge this fact, and to explain such interrelated circumstances to the extent possible. To the extent you do implement changes in price across your assortment that materially impacts sales, we encourage you to describe and quantify the impact of the change.

Response:

We acknowledge the Staff’s comment and appreciate the opportunity to further clarify our disclosure for the material drivers of changes in net sales.

In future periodic filings we will quantify material factors, when meaningful, in absolute dollars to provide additional insight for the relevant period (using the Fiscal 2024 Form 10-K disclosure for illustration; changes are underlined):

Sales for fiscal 2024 increased $752.3 million, or 3.7%, compared to the prior year. This was primarily due to both the 3% increase in comparable store sales (or approximately $517 million) and an increase of approximately $296 million from the opening of 77 net new stores during fiscal 2024. The 3% increase in comparable store sales reflects an approximate 2% increase in the number of transactions (traffic) and a 1% increase in average transaction value (basket).

Sales for fiscal 2023 included approximately $308 million from the additional week of sales due to the 53rd week.

With respect to the Staff’s comment on our proposed attribution to traffic and basket, we acknowledge this comment and will address as applicable in future filings.

If the Staff has any questions regarding our response or any additional comments, please feel free to contact me at (925) 965-4550.

Sincerely,
/s/ Adam Orvos
Adam Orvos
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
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